Pricing Supplement Dated July 3, 2012	Rule 424(b)(3)
(To Prospectus Supplement Dated July 3, 2012	File No. 333-182527
and Prospectus Dated July 3, 2012)	Pricing Supplement No. 2012-B2

GENERAL ELECTRIC CAPITAL CORPORATION

GE Interest Plus® for Businesses

Variable Denomination Floating Rate Notes

Interest Rates:	$500 to $5 million		Greater than $ 5 million
	Rate	Yield	Rate	Yield
	.70%	.70%	.25%	.25%

Effective Dates:	July 3, 2012 until such time as a different rate is determined by the GE Interest Plus Committee. Information on current interest rates is available at www.GEInterestPlus.com or by calling 888-674-4138, 24 hours a day, seven days a week.

The rate for GE Interest Plus for Businesses Notes is separate and distinct from rates established for GE Interest Plus, which is offered to individual investors.